[BAKER & McKENZIE LLP LETTERHEAD]

February 23, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.
USA 20549

Attention: Daniel Gordon - Branch Chief

Dear Mr. Gordon:

Re:	Chineseworldnet.com Inc.
Form 20-F/A for the year ended December 31, 2005
Filed December 22, 2006
File No. 000-33051

ChineseWorldNet.com Inc. (the “Issuer” or the “Company”) is this day responding to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated January 30, 2007 to Amendment No. 1 of the above referenced Annual Report on Form 20-F for the year ended December 31, 2005 (“Form 20-F”).

For your convenience, we have repeated each comment immediately prior to our response below.

Form 20-F/A for the year ended December 31, 2005

Note 4 - Investment in Technology City Holdings Limited, page F-15

1.
We have read your response to comment 2. You note that there were two business purposes to your transaction with Technology City Holdings, Ltd. The first one was to facilitate your expansion into the markets of Hong Kong and China. The second reason was to obtain content on Hong Kong listed securities for your website. Please tell us what consideration you gave to recording the database of content on Hong Kong listed securities that you obtained as an intangible asset. Please note that if the content was recorded as an intangible asset at the time of the transaction, it should have subsequently been assessed for impairment and written down if/when necessary.

The data provided by Technology City Holdings, Ltd. (“TCHL”) on Hong Kong listed securities was acquired along with the website software and equipment (such software and equipment, the “Hard Assets”) at the time of the transaction. The data content was determined to have zero value upon the closing of the transaction, thus it has not been recorded as intangible assets. Upon the completion of the transaction, the data content had become outdated and was no longer useful and considered obsolete. Therefore, as with the Hard Assets, no value was assigned to the acquisition of the data content at the transaction.

2.
You state that $0.40 was the price per share that was used to record this transaction, however we note, based on your statement of stockholders’ equity on page F-4, that the price per share was only $0.33 per share, since $2,887 was recorded as a return of your investment. Furthermore, it does not appear reasonable to us to use a financing transaction in 2000 as a benchmark to determine the fair value of your stock in 2004 since you subsequently issued convertible debt at an exercise price of $0.60 per share also in 2004. Please tell us the dates on which these transactions occurred and the fair value of your stock at the issuance of convertible debt in 2004. Please also explain why you believe that the 2000 financing transaction is a better benchmark for the fair value of your stock at the time of the transaction with Technology City Holdings Limited.

We believe we may not have interpreted your question in your prior comment letter correctly. From an accounting perspective, the fair value used to record the price of the TCHL transaction was $0.33 per share of the Company’s stock. This was determined based on the consideration received from TCHL for the Company’s stock. From a business perspective, the Company initially valued its stock at $0.40 per share. At the time of the transaction, the Company’s share price was not ratably determinable as its common stock was not publicly traded during that period of time. It therefore used the financing prior to the transaction with TCHL as its benchmark to determine the value. However, the amount of consideration received in the transaction valued the Company’s stock at $0.33 per share at the time the transaction closed and that is what the Company recorded as the fair value of its stock at the time of the transaction. This was the most assessable method of determining fair value. Since no value was assigned to data content and the Hard Assets, the fair value of $0.33 per share was based solely on the cash portion of the consideration received.

As we have disclosed in our Form 20-F, the date of the agreement signed with TCHL was April 1, 2004, while the convertible debenture was issued at May 31, 2004. The convertible debenture was issued after the transaction whereas the debenture itself implicates a future value and exercisable after three years. Therefore, from an accounting perspective, it cannot be used as a fair value assessment for the past transaction.

Very truly yours,
BAKER & McKENZIE LLP

/s/Omer Ozden
Omer Ozden
cc:  Jessica Barberich